FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 0-22628

ARCADIS N.V. (Translation of registrant's name into English)
Utrechtseweg 68, 6812 AH, Arnhem, the Netherlands (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ☒

If "Yes" is marked, indicate below, the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS REPORTS RESULTS SECOND QUARTER 2003

ARNHEM, The Netherlands, August 12, 2003—ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD), the international consulting and engineering company, reported net income from operations in the second quarter of 2003 of € 5.7 million, 16% lower than in the same period last year. Of this decline, half can be attributed to exchange rate declines in U.S., Brazilian and Chilean currencies. Excluding currency effects, net income from operations declined 8%. Despite currency effects, gross revenues remained solid with only 2% decline. In the first half of 2003 net income from operations declined by 10%, of which 9% is attributable to currency-effects. With a decline of 1% gross revenues remained almost level versus a year ago.

ARCADIS' results reflect the deteriorated market conditions in the Netherlands which, combined with higher pension charges, resulted in pressure on margins. Measures have been taken to adjust capacity in the Netherlands and to intensify the cost cutting programs already in progress. This will result in a staff reduction of around 275 employees in the Netherlands this year, of which nearly 100 have already been achieved through attrition and cancellation of temporary contracts.

ARCADIS made good progress with the strategic expansion of activities. In the second quarter, a 75% interest was acquired in the German company Homola (gross revenues    € 10 million, 125 employees), which specializes in project- and program management. In mid-June, the Company announced the acquisition of Finkbeiner, Pettis & Strout in the United States. After the second quarter, two additional American acquisitions were announced: Lawson, Noble & Webb and Reese Macon. These three U.S. acquisitions, with combined revenues of US$ 42 million and 435 employees, considerably improve the Company's position in the U.S. infrastructure market. In mid-July, the Comapny signed a contract with Philips Electronics Nederland BV for the outsourcing of their facility management to a joint venture between ARCADIS and English company Aqumen. The four year contract includes facility management for 650,000 square meters of floor space.

Commenting on these developments, ARCADIS CEO Harrie Noy said: "In the Netherlands, the considerable amount of attention for tendering procedures and the reassessment of Dutch government policy, combined with the insecure economic outlook, exerted negative pressure on investment volumes. In addition, discussions in the Netherlands on private property taxation caused new project delays, and also had a negative effect on our quarterly results. The measures we have taken are aimed at improving margins. We are pleased that despite a lack of economic recovery, results in other European countries and the United States were better than last year, mainly as a result of growth in infrastructure and environment. With the acquisitions we have completed we have strengthened our position in existing home markets. The facility management contract with Philips is an important breakthrough in a potential growth market. These expansions create new opportunities for future growth."

Part of a bigger picture.

Key figures

	Second quarter			First half
Amounts × € 1 million, unless otherwise stated
	2003	2002	Change	2003	2002	Change
Gross revenues	198	202	(2)%	391	395	(1)%
Operating income1)	7.9	12.6	(37)%	14.8	20.3	(27)%
Net income from operations1)	5.7	6.8	(16)%	9.6	10.7	(10)%
Net income from operations per share (in EUR)2)	0.28	0.33	(16)%	0.47	0.52	(10)%

1)
Before goodwill amortization

2)
In 2003 and 2002 based on 20.3 million shares outstanding.

Analysis

In the second quarter of 2003, gross revenues declined slightly by 2%. Excluding currency-effects gross revenues grew 6%. Of this increase 9% came from acquistions, leaving an organic decline of 3%, which was predominantly attributable to developments in the Netherlands and to Brazil, where a change in government at the end of last year is causing delays in new project assignments. In Europe, particularly Belgium and England contributed to growth, while organic growth in the United States was also good.

The decline in operating income had three causes: the deteriorated market circumstances in the Netherlands, the lower order intake in Brazil and a non-recurring book gain in the second quarter 2002 resulting from the sale of some assets in the United States. The decline in Brazil was almost compensated for by income from energy projects which were completed in 2002 and in which ARCADIS holds a minority interest via its Brazilian subsidiary. If adjusted for the non-recurring book gain and the contribution from the energy projects, the organic decline in operating income was 11%.

The contribution from the Brazilian energy projects is visible in the strong increase in income from non-consolidated companies. Combined with a lower tax rate, this leads to net income from operations which is considerably better than operating income. Organically, net income from operations declined 4%.

In the first half of 2003, gross revenues remained almost level with a decline of only 1%. An increase of 9% resulting from acquisitions was offset by a decline caused by currency effects of the same magnitude, resulting in an organic decline of 1%. Factors affecting ARCADIS' results for the 2003 first half are comparable to those in the second quarter.

Market developments

Any numbers in the following section apply to the developments in the first half of 2003 in comparison with the same period last year, unless otherwise mentioned.

  •
  Infrastructure: Growth in this market of 7% was mainly due to acquisitions, with organic growth limited to 1% as a result of the developments in the Netherlands and Brazil. In Belgium and Spain, organic growth remained at a high level, while in Germany organic growth was achieved through work on the high speed railway line between the towns of Ebenfeld and Erfurt, as well as projects related to last year's floods. In France, the infrastructure market also developed favorably. Although budgets of individual states are under pressure in the U.S., the effect thereof was less than expected and some organic growth was achieved.

  •
  Environment: With organic growth of 5%, environment was the most important growth segment for ARCADIS. The bulk of the growth came from the United States. The proprietary GRIP™ approach is a success in the private as well as the Federal market. In addition, new facility compliance services were introduced. Europe also experienced growth in almost all countries. In France and Brazil, where activities were expanded through acquisitions, the Multinational Client program is yielding rapid synergy results.

  •
  Buildings: The downward economic cycle in Europe caused an organic decline in building market activities, where the effects of declining investments in the real estate market were particularly noticeable in Spain and the Netherlands. A positive indicator was the emerging recovery in the United States, where for the third consecutive quarter gross revenues grew as a result of private sector investments. In all, an organic decline of 8% resulted.

  •
  Communications: The activities in this segment declined by 21%, reflecting the contribution of two factors: the further decline in telecom activities, particularly in the United States, and delays in the assignment of real estate valuation projects in the Netherlands. Growth continued in geographical information systems (GIS), particularly through the usage of new technologies in infrastructure projects.

Outlook

The weak economy exerts negative pressure on the investment climate. In the Netherlands, the focus on government budgets and tendering procedures continues to hamper public investment. Growth opportunities exist where it comes to much needed investments in improvement of rail infrastructure. The Company's involvement in large projects in Belgium, Spain, France and Germany offers growth opportunities. ARCADIS' strong position in the environmental market provides a solid basis for further growth in the United States and in less developed environmental markets such as France, Belgium, Brazil and the Czech Republic. If the economic recovery is maintained in the United States in the second half of 2003, a further positive effect on private sector building investment is likely. In Europe, no recovery in the buildings market is foreseen this year. The telecom market also fails to show signs of recovery. After initial delays in real estate valuations, a new round of valuations has now started.

CEO Noy concluded: "The long term outlook for ARCADIS is favorable, but current economic reality limits organic growth. Despite this, we have maintained results at a good level with the exception of the Netherlands. Improvement of the Dutch situation through implementation of the measures which were taken has a high priority. The completed acquisitions are expected to positively influence results in the second half of 2003, although part of this will be offset by currency effects. In all, we expect that for 2003, barring unforeseen circumstances, net income from operations will decline by 10 to 15%, of which 5 to 6% is caused by currency impacts. In addition, we continue to work on further expansion of activities through acquisitions, aiming at future growth opportunities and an improvement of our position in the value chain."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate € 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:
Joost Slooten of ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl

—tables follow—

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN EUR
Amounts × 1 million, except per share amounts
Amounts in accordance with NL-GAAP

	Second quarter		First half year
	2003	2002	2003	2002
Gross revenue	198.1	201.6	390.9	394.7
Materials, services of third parties	53.2	60.0	102.3	111.1

Net revenue	144.9	141.6	288.6	283.6
Operational cost	133.0	125.2	266.0	255.7
Depreciation	4.0	3.8	7.8	7.6

Operating income	7.9	12.6	14.8	20.3
Financing income/expenses net	(0.6)	(0.4)	(1.2)	(0.9)

Income before taxes	7.3	12.2	13.6	19.4
Taxes	(2.5)	(4.6)	(4.9)	(7.4)

Income after taxes	4.8	7.6	8.7	12.0
Income from non-consolidated companies	1.7	0.1	1.7	0.0

Group income after taxes	6.5	7.7	10.4	12.0
Minority interest	(0.8)	(0.9)	(0.8)	(1.3)

Net income from operations	5.7	6.8	9.6	10.7
Amortization goodwill	(0.2)	(0.1)	(0.3)	(0.1)

Net income	5.5	6.7	9.3	10.6
Net income per share 1)	0.27	0.33	0.46	0.52
Net income from operations per share	0.28	0.33	0.47	0.52
Number of shares outstanding (in thousands)	20,336	20,291	20,336	20,291

1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED STATEMENT OF INCOME IN US$
Amounts × 1 million, except per share amounts
Amounts in accordance with NL-GAAP

		Second quarter		First half year
		2003	2002	2003	2002
Gross revenue		224.7	185.0	431.6	354.3
Materials, services of third parties		60.4	55.1	113.1	99.9

Net revenue		164.3	129.9	318.5	254.4
Operational cost		150.8	114.9	293.4	229.3
Depreciation		4.5	3.5	8.6	6.8

Operating income		9.0	11.5	16.5	18.3
Financing income/expenses net		(0.7)	(0.4)	(1.4)	(0.8)

Income before taxes		8.3	11.1	15.1	17.5
Taxes		(2.8)	(4.2)	(5.4)	(6.7)

Income after taxes		5.5	6.9	9.7	10.8
Income from non-consolidated companies		1.9	0.1	1.9	0.0

Group income after taxes		7.4	7.0	11.6	10.8
Minority interest		(1.0)	(0.8)	(1.0)	(1.2)

Net income from operations		6.4	6.2	10.6	9.6
Amortization goodwill		(0.2)	0.0	(0.3)	0.0

Net income		6.2	6.2	10.3	9.6
Net income per share 1)		0.31	0.30	0.51	0.47
Net income from operations per share		0.32	0.30	0.52	0.47
Number of shares outstanding (in thousands)		20,336	20,291	20,336	20,291
Dollar exchange rate 1st quarter	EUR 1=			$1.07	$0.88
Dollar exchange rate 2nd quarter	EUR 1=			$1.13	$0.92
Dollar exchange rate 3rd quarter	EUR 1=				$0.98
Dollar exchange rate 4th quarter	EUR 1=				$1.00

1)
Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN EUR
Amounts × 1 million
Amounts in accordance with NL-GAAP

ASSETS	June 30, 2003	December 31, 2002
Fixed assets *)	78.1	63.4
Current assets	267.9	280.4

TOTAL	346.0	343.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	165.9	170.6
Long term debt	28.5	27.6
Provisions	13.7	13.5
Total equity	137.9	132.1

TOTAL	346.0	343.8

*) Including capitalized goodwill	19.9	8.3
CHANGES IN SHAREHOLDERS' EQUITY IN EUR
Amounts × 1 million Amounts in accordance with NL-GAAP
Shareholders' equity at January 1, 2003	125.0
Changes:
Net income current year	9.3
Stock purchase plans	0.2
Exchange rate differences	(4.8)

Shareholders' equity at June 30, 2003	129.7

ARCADIS NV
CONSOLIDATED BALANCE SHEET IN US$
Amounts × 1 million
Amounts in accordance with NL-GAAP

	June 30, 2003	December 31, 2002
ASSETS
Fixed assets *)	89.3	66.5
Current assets	306.1	294.1

TOTAL	395.4	360.6

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	189.5	179.0
Long term debt	32.6	28.9
Provisions	15.7	14.2
Total equity	157.6	138.5

TOTAL	395.4	360.6

*) Including capitalized goodwill	22.8	8.8
Calculated with US dollar rate of EUR 1.00 =	US$ 1.14	US$ 1.05
CHANGES IN SHAREHOLDERS' EQUITY IN US$
Amounts × 1 million Amounts in accordance with NL-GAAP
Shareholders' equity at January 1, 2003	131.0
Changes:
Net income current year	10.3
Stock purchase plans	0.2
Exchange rate differences	6.7

Shareholders' equity at June 30, 2003	148.2

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in EUR
Amounts × 1 million
Amounts in accordance with NL-GAAP

	First half year
	2003	2002
Net income	9.3	10.6
Depreciation	8.1	7.6

Gross cash flow	17.4	18.2
Net working capital	(27.6)	(34.8)
Other changes	0.4	5.3

Total operational cash flow	(9.8)	(11.3)
Investments (net) in:
(In)tangible fixed assets	(6.4)	(6.4)
Purchase own shares	—	(3.2)
Acquisitions/divestments	(17.2)	(3.7)
Total financing activities	(3.6)	(2.8)

Change in cash and equivalents	(37.0)	(27.4)

ARCADIS NV
CONSOLIDATED CASH FLOW STATEMENT in US$
Amounts × 1 million
Amounts in accordance with NL-GAAP

	First half year
	2003	2002
Net income	10.3	9.6
Depreciation	8.9	6.9

Gross cash flow	19.2	16.5
Net working capital	(31.5)	(34.7)
Other changes	0.5	5.0

Total operational cash flow	(11.8)	(13.2)
Investments (net) in:
(In)tangible fixed assets	(7.3)	(6.4)
Purchase own shares	—	(3.2)
Acquisitions/divestments	(19.7)	(3.6)
Total financing activities	(3.5)	(0.9)

Change in cash and equivalents	(42.2)	(27.3)

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